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Exhibit 13

[COAST NATIONAL BANK LOGO]

2000 ANNUAL REPORT

Statement of Vision, Values and Mission

It is the vision of Coast National Bank to be the preferred provider of financial services on the Central Coast. We will accomplish this by remaining true to the "Customer-First" concept on which the Bank was founded.

Our directors, managers and staff understand that "Customer-First" banking means that we will be flexible, timely, professional and personal in the delivery of our products and services. We will remain committed to the highest level of integrity and ethical conduct. These values represent the formula for safety, soundness and success.

Our mission is to offer personalized banking services to consumers and small business owners with constant attention paid to safety, soundness and exceptional returns for our shareholders. In our relationships with our customers, we will exhibit our commitment to caring, quality service while supporting the communities we serve. Finally, we will provide a satisfying work environment for our employees so that they may enjoy the opportunity to grow personally and professionally.

Chairman's Message

Dear Shareholders, Customers and Friends:

Coast National Bank ended the year 2000 with another year of record performance, once again demonstrating the success of the bank's commitment to provide responsive, personal service to Central Coast residents and business owners.

Over the past 12 months, total assets grew from $76,516,832 to $96,845,862. Deposits ended the year at $89,950,004, a 27 percent increase, and loans totaled $62,120,742, a 35 percent increase. Most importantly, Coast National Bank's loan portfolio remains rated as excellent.

I am pleased to report that the bank recorded a net income, after taxes, of $643,834, compared to the prior year of $340,955. The good news is that the bank has recaptured all of the organizational expenses and original operating losses; the bad news is that in September 2000, we became fully taxable.

In July 2000, the bank made a major commitment to the expansion of its government guaranteed programs by hiring Davina Saunders as Senior Vice President and Manager of Coast National Bank's Small Business Lending Center. This department has already achieved exceptional results and will be a major profit center in 2001 and beyond.

On December 18, 2000, the bank received final approval from the Architectural Review Commission for the new head office building to be built next to the Jack House in San Luis Obispo. Construction documents are underway and ground breaking is scheduled for mid-year. Please stop by the San Luis Obispo branch to view the color rendering and discuss the building's progress with us.

Finally, the Board of Directors will be asking the shareholders to approve the formation of a bank holding company at this year's annual shareholder's meeting. The holding company, Coast Bancorp, will provide the Board of Directors and management greater flexibility in meeting the financial needs of the bank's customers.

My sincerest thanks to all of you for your continued support, which has allowed Coast National Bank to set the standard for new banks in San Luis Obispo County.

Sincerely,

/s/ Jack C. Wauchope
 Jack C. Wauchope
Chairman of the Board
President and Chief Executive Officer

Coast National Bank

Net Loan Growth

[Net Loan Growth Chart]

Asset Growth

[Asset Growth Chart]

New Income

[Net Income Chart]

Statements of Financial Condition

December 31, 2000 and 1999

	2000	1999
Assets
Cash and due from banks	$6,043,231	$3,777,734
Federal funds sold	3,500,000	6,000,000

TOTAL CASH AND CASH EQUIVALENTS	9,543,230	9,777,734
Interest-bearing deposits	200,000	—
Investment Securities:
Securities held to maturity	997,662	3,002,194
Securities available for sale	19,967,986	15,768,600

TOTAL INVESTMENT SECURITIES	20,965,648	18,770,794
Loans:
Commercial	13,262,406	10,602,243
Real estate—construction	6,261,763	3,489,882
Real estate—other	23,430,266	23,173,889
Consumer	19,166,309	8,727,155

TOTAL LOANS	62,120,742	45,993,169
Net deferred loan fees	(220,717)	(208,070)
Allowance for credit losses	(700,000)	(400,000)

NET LOANS	61,200,027	45,385,099
Premises and equipment	3,610,995	1,689,592
Accrued interest receivable	815,410	593,753
Deferred Taxes	189,000	163,250
Federal reserve bank stock, at cost	171,950	136,610
Other assets	149,602	—

TOTAL ASSETS	$96,845,862	$76,516,832

Liabilities and Stockholders' Equity
Deposits:
Noninterest-bearing demand	$21,397,548	15,977,491
Money market and NOW	29,631,840	22,390,911
Savings	3,190,881	3,137,193
Time deposits of $100,000 or more	19,998,497	16,136,410
Other time deposits	15,731,238	13,022,927

TOTAL DEPOSITS	89,950,004	70,664,932
Other liabilities	531,611	355,398

TOTAL LIABILITIES	90,481,615	71,020,330

Commitments and contingencies—Note #11
Stockholders' Equity
Common stock $5 par value; 1,000,000 shares authorized; issued and outstanding; 627,000 in 2000 and 625,800 in 1999	3,135,000	3,129,000
Additional paid-in capital	3,135,000	3,129,000
Retained earnings (deficit)	116,325	(527,509)
Accumulated other comprehensive income—net unrealized (losses) gains on available-for-sale securities	(22,078)	(233,989)

TOTAL STOCKHOLDERS' EQUITY	6,364,247	5,496,502

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$96,845,862	$76,516,832

The accompanying notes are an integral part of these financial statements.

Statements of Income

For the years ended December 31, 2000 and 1999

	2000	1999
INTEREST INCOME
Interest and fees on loans	$5,326,746	$3,648,193
Interest on investment securities	1,070,091	1,113,892
Interest on federal funds sold	330,992	338,104
Other interest income	17,112	12,343

TOTAL INTEREST INCOME	6,744,941	5,112,532

INTEREST EXPENSE
Interest on money market and NOW accounts	925,980	625,401
Interest on savings	94,040	83,332
Interest on time deposits	1,817,524	1,349,797
Interest on other borrowings	20,024	3,408

TOTAL INTEREST EXPENSE	2,857,568	2,061,938

NET INTEREST INCOME	3,887,373	3,050,594
Provision for credit losses	300,000	183,314

NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	3,587,373	2,867,280

NONINTEREST INCOME
Service charges on deposits accounts and other noninterest income	166,883	145,200
Gain on sale of securities	2,963	8,616

TOTAL NONINTEREST INCOME	169,846	153,816

NONINTEREST EXPENSE
Salaries and benefits	1,549,160	1,404,184
Net occupancy expenses	175,842	234,804
Equipment and equipment expenses	166,805	134,392
Other expenses	1,119,078	905,961

TOTAL NONINTEREST EXPENSE	3,010,885	2,679,341

INCOME BEFORE INCOME TAXES	746,334	341,755
Income taxes	102,500	800

NET INCOME	$643,834	$340,955

Per Share Data
Net income—basic	$1.03	$.55
Net income—diluted	$1.00	$.53

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Stockholders' Equity

For the years ended December 31, 2000 and 1999

	Shares Outstanding	Common Stock	Additional Paid-In Capital	Comprehensive Income	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total
Balance, January 1, 1999	$625,000	$3,125,000	$3,125,000		$(868,464)	$37,541	$5,419,077
Exercise of stock options	800	4,000	4,000				8,000
Comprehensive income:
Net income				$340,955	340,955		340,955
Unrealized losses on available-for-sale securities				(262,914)		(262,914)	(262,914)
Less reclassification adjustments for gains included in net income				(8,616)		(8,616)	(8,616)

Total comprehensive income				$69,425

Balance, December 31, 1999	625,800	3,129,000	3,129,000		(527,509)	(233,989)	5,496,502
Exercise of stock options	1,200	6,000	6,000				12,000
Comprehensive income:
Net income				$643,834	643,834		643,834
Unrealized losses on available-for-sale securities				214,874		214,874	214,874
Less reclassification adjustments for gains included in net income				(2,963)		(2,963)	(2,963)
Total comprehensive income				$855,745

Balance, December 31, 2000	$627,000	$3,135,000	$3,135,000		$116,325	$(22,078)	$6,364,247

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows

For the years ended December 31, 2000 and 1999

	2000	1999
OPERATING ACTIVITIES
Net Income	$643,834	$340,955
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	199,757	192,296
Provision for loan losses	300,000	183,314
Realized gains in available-for-sale securities	(2,963)	(8,616)
Deferred taxes	(189,000)	—
Increase in accrued interest receivable	(221,657)	(207,200)
Net change in other assets and other liabilities	163,325	(52,239)

NET CASH PROVIDED BY OPERATING ACTIVITIES	893,296	448,510
INVESTING ACTIVITIES
Net increase in loans	(16,114,928)	(11,195,163)
Net increase in interest-bearing deposits	(200,000)	—
Purchase of available-for-sale securities	(8,986,172)	(11,003,357)
Purchase of held-to-maturity securities	(996,875)	(5,019,375)
Purchase of federal reserve stock	(8,700)	(1,850)
Proceeds from sale of available-for-sale securities	2,002,963	2,013,125
Proceeds from maturities of available-for-sale securities	3,000,000	5,000,000
Proceeds from maturities of held-to-maturity securities	3,000,000	4,000,000
Purchase of premises and equipment	(2,121,160)	(352,970)

NET CASH USED IN INVESTING ACTIVITIES	(20,424,872)	(16,559,590)
FINANCING ACTIVITIES
Net increase in demand deposits and savings accounts	12,714,674	2,542,838
Net increase in time deposits	6,570,398	4,005,491
Proceeds from exercise of stock options	12,000	8,000

NET CASH PROVIDED BY FINANCING ACTIVITIES	19,297,072	6,556,329
DECREASE IN CASH AND CASH EQUIVALENTS	(234,504)	(9,554,751)
Cash and cash equivalents beginning of period	9,777,734	19,332,485
Cash and cash equivalents at end of period	$9,543,230	$9,777,734

Supplemental disclosure of cash flow information
Interest paid	$2,821,440	$2,051,461

Income taxes paid	$220,800	$800

The accompanying notes are an integral part of these financial statements

Notes to Financial Statements

Note #1 Summary of Significant Accounting Policies

Nature of Operations

The Bank has been organized as a single operating segment and operates four branches in San Luis Obispo, Arroyo Grande, Morro Bay, and Los Osos, California. The Bank's primary source of revenue is providing loans to customers, who are predominantly small and middle-market businesses and individuals.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Presentation of Cash Flows

For the purposes of reporting cash flows, cash and cash and cash equivalents includes cash, noninterest-earning deposits and federal funds sold. Generally, federal funds are sold for one day periods.

Cash and Due From Banks

Banking regulations require that all banks maintain a percentage of their deposits as reserves in cash or on deposit with the federal reserve bank. The Bank complied with the reserve requirements as of December 31, 2000.

The Bank maintains amounts due from banks which exceed federally insured limits. The Bank has not experienced any losses in such accounts.

Investment Securities

Bonds, notes, and debentures for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

Investments not classified as trading securities nor as held to maturity securities are classified as available-for-sale securities and recorded at fair value. Unrealized gains or losses on available-for-sale securities are excluded from net income and reported as an amount net of taxes as a separate component of other comprehensive income included in shareholders' equity. Premiums or discounts on held-to-maturity and available-for-sale securities are amortized or accreted into income using the interest method. Realized gains or losses on sales of held-to-maturity or available-for-sale securities are recorded using the specific identification method.

Loans and Interest on Loans

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any charge-offs or specific valuation accounts and net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans.

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

For impairment recognized in accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 114. Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118, the entire change in the present value of expected cash flows is reported as either provision for loan losses in the same manner in which impairment initially was recognized, or as a reduction in the amount of provision for loan losses that otherwise would be reported. The Bank had no impaired loans during 2000 or 1999.

Provision and Allowance for Credit Losses

The allowance for credit losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations, that may affect the borrow's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives, which ranges from three to ten years for furniture and fixtures and forty years for buildings. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the improvements or the remaining lease term. Whichever is shorter. Expenditures for betterments or major repairs are capitalized and those for ordinary repairs and maintenance are charged to operations as incurred.

Income Taxes

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Comprehensive Income

Beginning in 1998, the Bank adopted SFAS No. 130, "Reporting Comprehensive Income", which requires the disclosure of comprehensive income and its components. Changes in unrealized gains (losses) on available-for-sale securities net of income taxes is the only component of accumulated other comprehensive income for the Bank.

Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit, and standby letters of credit, see Note #11. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Earnings Per Shares (EPS)

Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Stock-Based Compensation

SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The bank has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Bank's stock at the date of the grant over the amount an employee must pay to acquire the stock. The pro forma effects of adoption are disclosed in Note #9.

Current Accounting Pronouncements

In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". This Statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This new standard was originally effective for 2000. In June 1999, the FASB issued SFAS No. 137, "Accounting Derivatives Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133". This Statement establishes the effective date of SFAS No. 133 for 2001. In June 2000, the FASB issued SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities". This Statement amends SFAS No. 133 and is not expected to have a material impact on the Bank's financial statements.

Reclassification

Certain reclassifications have been made in the 1999 financial statements to conform to the presentation used in 2000. These classifications are of a normal recurring nature.

Note #2 Investment Securities

Amortized cost and market values of securities are as follows:

	December 31, 2000
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Held-to-maturity securities:
U.S. Treasury obligations	$997,662	$3,860	$—	$1,001,522

Available-for-sale securities:
U.S. Treasury obligations	$8,989,994	$32,444	$—	$9,022,438
U.S. Agency obligations	11,000,071	—	(54,523)	10,945,548

	$19,990,065	$32,444	$(54,523)	$19,967,986

	December 31, 1999
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Held-to-maturity securities:
U.S. Agency obligations	$3,002,194	$—	$(11,394)	$2,990,800

Available-for-sale securities:
U.S. Treasury obligations	$1,000,515	$—	$(1,115)	$999,400
U.S. Agency obligations	15,002,075	—	(232,875)	14,769,200

	$16,022,590	—	$(233,990)	$15,768,600

Gross realized gains on sales of available-for-sale securities were $3,900 in 2000 and $8,616 during 1999. Gross realized losses on sales of available-for-sale securities were $937 in 2000.

Securities with a carrying value of $1,000,000 and a fair value of $982,605 and $995,900 at December 31, 2000 and 1999, respectively, were pledged to secure public monies as required by law.

The Amortized cost and fair values of investment securities available-for-sale and held-to-maturity at December 31, 2000, by expected maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Available-for-Sale		Securities Held-to-Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$15,990,065	$16,005,431	$997,662	$1,001,522
Due from one year to five years	4,000,000	3,962,555	—	—

	$19,990,065	$19,967,986	$997,662	$1,001,522

Note #3 Loans

The Bank's loan portfolio consists primarily of loans to borrowers within San Luis Obispo, California and its surrounding communities. Although the Bank seeks to avoid concentrations of loans to a single industry or based upon a single class of collateral, real estate and real estate associated businesses are among the principal industries in the Bank's market area and, as a result, the Bank's loan and collateral portfolios are, to some degree, concentrated in those industries.

As described in Note #11, these financial statements do not reflect other various commitments to extend credit or letters of credit, which arise in the normal course of business.

A summary of the changes in the allowance for credit losses follows:

	2000	1999
Balance, beginning of year	$400,000	$225,000
Provision for credit losses	300,000	183,314
Loans charged off	—	(8,314)

Balance, end of year	$700,000	$400,000

The Bank did not have any impaired loans during 2000 and 1999.

Note #4 Premises and Equipment

A summary of premises and equipment as of December 31, 2000 and 1999, follows:

	2000	1999
Land	$2,047,962	$599,175
Building	1,045,634	451,063
Leasehold improvements	269,159	267,919
Furniture, fixtures and equipment	739,470	663,335

	4,102,225	1,981,492
Less: Accumulated depreciation and amortization	(491,230)	(291,900)

	$3,610,995	$1,689,592

The Bank has entered into leases for its branches and operating facilities, which expire at various dates through 2003. These leases include provisions for periodic rent increases as well as payment by the lessee of certain operating expenses. Rental expense relating to these leases were approximately $92,000 in 2000 and $109,000 in 1999.

The approximate future minimum annual payments for these leases by year are as follows:

Year	Amount
2001	$80,406
2002	67,501
2003	7,091
154,998

The minimum rental payments shown above are given for the existing lease obligations and are not a forecast of future rental expense.

Note #5 Deposits

At December 31, 2000, all time deposits were scheduled to mature in 2001, except for $878,381 that matures in one to five years.

Note #6 Income Taxes

The provisions for income taxes included in the statements of income consist of the following:

	2000	1999
Current
Federal	$211,500	$—
State	80,000	800

	291,500	800
Deferred	22,000	136,000
Net Change in Valuation Allowance	(211,000)	(136,000)

	$102,500	$800

Deferred taxes are a result of differences between income tax accounting and generally accepted accounting principles with respect to income and expense recognition. The Bank's principal timing differences are from operating loss carryforwards, loan loss provision accounting, and depreciation differences.

The following is a summary of the components of the net deferred tax asset accounts recognized in the accompanying statements of financial condition:

	2000	1999
Deferred Tax Assets:
Organization Costs	$35,000	$58,000
Allowance for credit losses	142,000	18,000
Net operating loss carryforwards	—	148,000
Other assets/liabilities	26,000	12,000

	203,000	236,000
Valuation Allowance	—	(211,000)
Deferred Tax Liabilities:
Premises and equipment due to depreciation difference	$(14,000)	$(25,000)

Net Deferred Tax Assets	$189,000	$—

A comparison of the federal statutory income tax rates to the Bank's effective income tax rates follow:

	2000		1999
	Amount	Rate	Amount	Rate
Statutory Federal Tax	$254,000	34.0%	$116,000	34.0%
State Franchise Tax, Net of Federal Benefit	54,000	7.2%	25,000	7.3%
Reduction in Valuation Allowance	(211,000)	(28.3%)	(136,000)	(39.8%)
Other Items, net	5,500	0.7%	(4,200)	(1.3%)

Actual Tax Expense	$102,500	13.6%	$800	0.2%

Note #7 Other Expenses

Other expenses as of December 31, 2000 and 1999, are comprised of the following:

	2000	1999
Data processing	$233,386	$198,637
Insurance	42,911	31,926
Marketing and business promotion	265,281	190,569
Other professional expenses	157,427	116,663
Office expenses	126,665	118,953
Regulatory assessments	45,759	36,869

Other expense	247,649	212,344

	$1,119,078	905,961

Note #8 Earnings Per Share (EPS)

The following is a reconciliation of net income and shares outstanding to the net income and number of shares used to compute EPS:

	2000		1999
	Net Income	Shares	Net Income	Shares
Used in Basic EPS	$643,834	626,707	$340,955	625,053
Dilutive Effect of Outstanding Stock Options		19,890		24,198

Used in Dilutive EPS	$643,834	646,597	$340,955	649,251

Note #9 Stock Option Plan

At December 31, 2000, the Bank had a fixed option plan under which 187,500 shares of the Bank's common stock may be issued at not less than 100% of the fair market value at the date the options are granted. The Bank applies APB Opinion No. 25 and related interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for its fixed stock option plan. Had compensation costs for this plan been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, the Bank's net income and earnings per share would have been reduced for 2000 and 1999 to the pro forma amounts indicated below:

	2000	1999
Net Income
As reported	$643,834	$340,955
Pro Forma	$534,041	$245,946
Per Share Data
Basic EPS
As reported	$1.03	$.55
Pro Forma	$.85	$.39
Diluted EPS
As reported	$1.00	$.53
Pro Forma	$.83	$.38

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for 2000 and 1999, respectively; risk-free rate of 6.00% and 5.00%, dividend yields of 0%; volatility of 23% and 17%, and an expected life of five and six years, respectively.

A summary of the status of the Bank's fixed stock option plan as of December 31, 2000, and changes during the year ending is presented below:

	2000		1999
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	118,500	$11.85	71,000	$10.17
Granted	16,000	14.00	51,500	14.13
Exercised	(1,200)	10.00	(800)	10.00
Cancelled	(7,800)	12.56	(3,200)	11.88

Outstanding, end of year	125,500	$12.09	118,500	$11.85

Options exercisable at year-end	64,238	$11.66	39,736	$11.37
Weighted-average fair value of options granted during the year		$4.62		$4.34

The following table summarizes information about fixed options outstanding at December 31, 2000:

	Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$5.00 to $10.99	61,000	6.25 Years	$10.00	37,800	$10.00
$11.00 to $15.99	64,500	7.27 Years	$14.08	26,438	$14.02

	125,500	6.78 Years	$12.09	64,238	$11.66

Note #10 Related Party Transactions

In the ordinary course of business, the Bank has granted loans to certain directors and the companies with which they are associated. In the Bank's opinion, all loans and loan commitments to such parties are made on substantially the same terms including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. The balance of these loans outstanding at December 31, 2000 and 1999, was as follows:

	2000	1999
Beginning Balance	$1,640,459	$1,417,514
Additions	917,016	352,907
Payments	(946,030)	(129,962)

Ending Balance	$1,611,445	$1,640,459

Note #11 Commitments

In the normal course of business, the Bank enters into financial commitments to meet the financing needs of its customers. These financial commitments include commitments to extend credit and standby letters of credit. Those instruments involve to varying degrees, elements of credit and interest rate risk not recognized in the statement of operations of financial position.

The Bank's exposure to loan loss in the event of nonperformance on commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments as it does for loans reflected in the financial statements.

As of December 31, 2000 and 1999, the Bank had the following outstanding financial commitments whose contractual amount represents credit risk:

	2000	1999
Commitments to Extend Credit	$16,566,000	$13,442,000
Standby Letters of Credit	720,000	797,000

	17,286,000	$14,239,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments to guarantee the performance of a Bank customer to a third party. Since many of the commitments and standby letters of credit are expected to expire without being drawn upon, the total amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank is based on management's credit evaluation of the customer.

Note #12 Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt, corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2000, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2000, the most recent notification from the Office of the Comptroller of the Currency ("OCC") categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action (there are no conditions or events since that notification that management believes have changed the Bank's category). To be categorized as well-capitalized or adequately capitalized, the Bank must maintain minimum ratios as set forth in the table below. The following table also sets forth the Bank's actual capital amounts and ratios (dollar amounts in thousands):

			Amount of Capital Required
	Actual Capital		To Be Adequately Capitalized		To Be Well-Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2000
Total capital to risk-weighted assets	$7,086,325	10.93%	$5,188,678	8.0%	$6,485,847	10.0%
Tier 1 capital to risk-weighted assets	$6,386,325	9.85%	$2,594,339	4.0%	$3,891,508	6.0%
Tier 1 capital to average assets	$6,386,325	7.13%	$3,584,400	4.0%	$4,480,500	5.0%
As of December 31, 1999
Total capital to risk-weighted assets	$6,130,491	11.49%	$4,268,000	8.0%	$5,336,000	10.0%
Tier 1 capital to risk-weighted assets	$5,730,491	10.74%	$2,134,000	4.0%	$3,201,000	6.0%
Tier 1 capital to average assets	$5,730,491	7.47%	$3,068,000	4.0%	$3,835,000	5.0%

The Bank is restricted to the amount of dividends which can be paid. Dividends declared by national banks that exceed the net income (as defined) for the current year plus retained net income for the preceding two years must be approved by the OCC. The Bank may not pay dividends that would result in its capital levels being reduced below the minimum requirements shown above.

NOTE #13 Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevent market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment, and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on financial instruments both on and off the balance sheet without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Additionally, tax consequences related to the realization of the unrealized gains and losses can have a potential effect on fair value estimates and have not been considered in many of the estimates.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Financial Assets

The carrying amounts of cash, short term investments, due from customers on acceptances, and Bank acceptances outstanding are considered to approximate fair value. Short term investments include federal funds sold, securities purchased under agreements to resell, and interest bearing deposits with Banks. The fair values of investment securities, including available for sale, are generally based on quoted market price. The fair value of loans are estimated using a combination of techniques, including discounting estimated future cash flows and quoted market prices of similar instruments where available.

Financial Liabilities

The carrying amounts of deposit liabilities payable on demand, commercial paper, and other borrowed funds are considered to approximate fair value. For fixed maturity deposits, fair value is estimated by discounting estimated future cash flows using currently offered rates for deposits of similar remaining maturities. The fair value of long term debt is based on rates currently available to the Bank for debt with similar terms and remaining maturities.

Off-Balance Sheet Financial Instruments

The fair value of commitments to extend credit and standby letters of credit is estimated using the fees currently charged to enter into similar agreements. The fair value of these financial instruments are not deemed to be material.

The estimated fair value of financial instruments at December 31, 2000 and 1999 are summarized as follows:

	2000		1999
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$9,543,230	$9,543,230	$9,777,734	$9,777,734
Interest-bearing deposits	200,000	200,000	—	—
Investment securities	20,965,648	20,969,508	18,770,794	18,759,400
Loans receivable	61,200,027	60,977,940	45,385,099	45,400,354
Accrued interest receivable	815,410	815,410	593,753	593,753
Federal reserve bank stock	171,950	171,950	163,250	163,250
Liabilities
Non-Interest bearing deposits	21,397,548	21,397,548	15,977,491	15,977,491
Interest bearing deposits	68,552,456	68,557,382	54,687,441	54,687,179
Accrued interest payable	86,671	86,671	50,543	50,543

Independent Auditors' Report

Board of Directors and Stockholders of Coast National Bank
San Luis Obispo, California

We have audited the accompanying statements of financial condition of Coast National Bank as of December 31, 2000 and 1999, and the related statements of income, changes in stockholders' equity, and cash flows for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coast National Bank as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years ended December 31, 2000 and 1999, in conformity with generally accepted accounting principles.

/s/ Vavrinek, Trine, Day & Co., LLP
 Vavrinek, Trine, Day & Co., LLP
Laguna Hills, California
January 3, 2001

Coast National Bank

Directors
Jack C. Wauchope	Chairman of the Board President/Chief Executive Officer Coast National Bank
Marilyn Britton	Executive Director San Luis Obispo County Farm Bureau
Dario Domenghini	Rancher
Jack Guhring	Golden State Phone & Wireless Chairman, Investment Committee
James M. Kaney	Businessman/Investor Chairman, Loan Committee
Michael A. Lady	Businessman/Investor Mayor, Arroyo Grande
Gene D. Mintz	Accountant Chairman, Audit Committee
Ronald R. Olson	Certified Public Accountant
Jack Robasciotti	Vice Chairman Coast National Bank Chairman, Compliance/CRA Committee
Thomas J. Sherman	Executive Vice President Chief Credit Officer Coast National Bank
Dan Wixom	Wixom Trucking/Rancher Chairman, Personnel Committee
Administration
Jack C. Wauchope	President/Chief Executive Officer
Jack Robasciotti	Vice Chairman
Thomas J. Sherman	Executive Vice President Chief Credit Officer
Susan DuMelle	Vice President/Compliance Officer Operations Administrator
Julie A. Joslin	Vice President/Controller Assistant Secretary
Leah Pauly	Vice President/Credit Administrator
Mary Harlan	Assistant Vice President Network Administrator
Cindy Magliari	Assistant Vice President Senior Accountant
Stephanie A. Ragsdale	Assistant Vice President/Human Resources
San Luis Obispo Office Main Office
Charles E. Fruit	Senior Vice President Branch Manager
Cynthia Jensen	Assistant Vice President Senior Operations Officer
Lisa Mumford	Assistant Vice President Loan Officer
Denise M. Layaye	Loan Officer
Arroyo Grande Office
Donald G. Parker	Senior Vice President Branch Manager
Tommi Lovern	Assistant Vice President Loan Officer
Stephanie R. Schwan	Assistant Vice President Loan Officer

Kirsten Behrmann	Operations Officer
Morro Bay Office
Richard D. Bardini	Regional Vice President Branch Manager
Patricia Albertini	Vice President Assistant Manager
Los Osos Office
Lawrence R. Womack	Vice President Branch Manager
Small Business Lending Center
Davina Saunders	Senior Vice President Manager
Susan Rode	Assistant Vice President Loan Officer

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SAN LUIS OBISPO

Main Office
486 Marsh Street
San Luis Obispo, CA 93401
(805) 541-0400

Administration
553 Higuera Street
San Luis Obispo, CA 93401
(805) 541-0400

ARROYO GRANDE

1199 Grand Avenue
Arroyo Grande, CA 93420
(805) 473-6560

MORRO BAY

948 Morro Bay Boulevard
Morro Bay, CA 93442
(805) 772-6800

LOS OSOS

1193 Los Osos Valley Road
Los Osos, CA 93402
(805) 528-6780

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QuickLinks

  Exhibit 13
  Statement of Vision, Values and Mission
  Chairman's Message
  Coast National Bank
  Statements of Financial Condition
  Statements of Income
  Statement of Changes in Stockholders' Equity
  Statements of Cash Flows
  Notes to Financial Statements
  Independent Auditors' Report
  Coast National Bank